Exhibit 99.1

Incyte Announces Intention to Buy Back up to $2.0 Billion of its Common Stock

–Incyte commences Dutch Auction tender offer to repurchase up to $1.67 billion of outstanding common shares

WILMINGTON, Del. – May 13, 2024 – Incyte Corporation (Nasdaq:INCY) (the “Company”) today announced that its Board of Directors approved a share repurchase authorization of $2.0 billion. The Company has commenced a modified “Dutch Auction” tender offer to repurchase shares of its common stock for an aggregate purchase price of up to $1.672 billion (the “tender offer”).

“This tender offer reflects our confidence in the future outlook of our business, the strength of our commercial product portfolio and our clinical development pipeline and Incyte’s long-term value. We believe the current valuation of Incyte stock makes repurchases of our stock an attractive investment and an opportunity to enhance long-term shareholder value.” said Hervé Hoppenot, Chief Executive Officer, Incyte. “Our strong balance sheet, cash flow and access to capital enable us to undertake this transaction while also preserving the flexibility to further add to the growth of our business through focused, strategic acquisitions.”

In addition, on May 12, 2024, Incyte entered into a separate stock purchase agreement with Julian C. Baker (a member of Incyte’s Board of Directors), Felix J. Baker, and entities affiliated with Julian C. and Felix J. Baker, including funds advised by Baker Bros. Advisors LP (collectively, the “Baker Entities”), to repurchase up to $328.0 million of the Company’s common stock. This would enable the Baker Entities to maintain their current ownership level of approximately 16.4 percent of Incyte’s outstanding common stock. The Baker Entities purchase will be at the same price per share as is determined and paid in the tender offer.

Modified “Dutch Auction” Tender Offer

Incyte is offering to purchase up to $1.672 billion in value of its common stock at a price not greater than $60.00 per share nor less than $52.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the tender offer documents that are being distributed to stockholders.  The Company reserves the right, in its sole discretion, to change the per share purchase price options and to increase or decrease the aggregate value of shares sought in the tender offer, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission (“SEC”), Incyte may purchase in the offer up to an additional 2 percent of its outstanding shares without amending or extending the tender offer.  On May 10, 2024, the Nasdaq closing price of the common stock was $53.06 per share.  The tender offer will expire at 12:00 midnight, at the end of the day, New York City time, on Monday, June 10, 2024, unless extended.

A modified Dutch Auction tender offer allows stockholders to indicate how much stock they wish to tender and at what price within the range described above.  Based on the number of shares tendered and the prices specified by the tendering stockholders, Incyte will determine the lowest price per share that will enable it to purchase $1.672 billion of common stock at such price, or a lower amount depending on the number of shares that are properly tendered and not properly withdrawn.  All stock purchased in the tender offer will be purchased at the same price, even if a stockholder tendered at a lower price, so in some cases Incyte may purchase stock at a price above the price indicated by the stockholder tendering that stock.  Incyte will not purchase stock below a stockholder’s indicated price.  If the tender offer is fully subscribed, then $1.672 billion of common stock at the purchase price determined by Incyte will be purchased (subject to Incyte’s above-referenced ability to increase such numbers of shares), representing approximately 12.4 percent to 14.3 percent of outstanding common stock as of May 9, 2024, depending on the purchase price payable for those shares pursuant to the tender offer. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration thereof.

If, at the final purchase price, shares representing more than $1.672 billion of common stock at the applicable purchase price (or such greater number of shares as Incyte may choose to purchase without amending or extending the offer) are properly tendered and not properly withdrawn, Incyte will purchase shares tendered at or below that price on a pro rata basis.  The tender offer will not be conditioned on any minimum number of shares being tendered and will not be subject to a financing condition; however, the tender offer is subject to a number of other conditions described in the tender offer documents.

While Incyte’s Board of Directors has authorized the Company to make the tender offer, none of Incyte, its Board of Directors, the dealer manager or the information agent makes any recommendation to any stockholder as to whether to tender or refrain from tendering any shares or as to the price or prices at which stockholders may choose to tender their shares. Incyte has not authorized any person to make any such recommendation. Stockholders must decide whether to tender their shares and, if so, how many shares to tender and at what price or prices.  In doing so, stockholders should carefully evaluate all of the information in the tender offer documents before making any decision with respect to the tender offer and should consult their own financial and tax advisors.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of common stock.  The solicitation and offer to buy common stock will only be made pursuant to the offer to purchase and the other tender offer documents.  A free copy of the tender offer documents that will be filed by Incyte with the SEC may be obtained when filed from the SEC’s website at www.sec.gov or from Incyte’s website at www.incyte.com, or by calling D.F. King & Co., Inc., the information agent for the tender offer, at (866) 864-4943 (toll free).  Stockholders are urged to read these materials carefully prior to making any decision with respect to the offer.  Stockholders who have questions may call the dealer manager for the tender offer, Goldman Sachs & Co. LLC at (212) 902-8226 or D.F. King & Co., Inc. at the number above.

Stock Purchase Agreement

The Company has entered into a stock purchase agreement with the Baker Entities. Under the stock purchase agreement, the Baker Entities have agreed not to tender or sell any shares in the tender offer and instead have agreed to sell to the Company, following completion of the offer, a pro rata number of shares based on the number of shares that the Company purchases in the offer such that the Baker Entities’ aggregate percentage ownership in the Company will be substantially equal to the Baker Entities’ current levels (the “Baker Entities Purchase”). The Baker Entities Purchase will be at the same price per share as is determined and paid in the offer and is expected to occur on the 11th business day following the expiration of the offer. The closing of the Baker Entities Purchase is subject to the completion of the offer. Assuming that the offer is fully subscribed, the aggregate purchase price for the shares purchased pursuant to the stock purchase agreement is anticipated to be approximately $328.0 million. The Baker Entities, in the aggregate, own 36,833,933 shares of common stock, representing in the aggregate beneficial ownership of approximately 16.4 percent of outstanding common stock as of May 9, 2024. If the tender offer is fully subscribed, the Company would repurchase a total of approximately $2.0 billion of its common stock through the tender offer and the stock purchase agreement (representing approximately 14.8 percent to 17.1 percent of the Company’s outstanding shares of common stock as of May 9, 2024, depending on the purchase price payable for those shares).

About Incyte

A global biopharmaceutical company on a mission to Solve On., Incyte follows the science to find solutions for patients with unmet medical needs. Through the discovery, development, and commercialization of proprietary therapeutics, Incyte has established a portfolio of first-in-class medicines for patients and a strong pipeline of products in Oncology and Inflammation & Autoimmunity. Headquartered in Wilmington, Delaware, Incyte has operations in North America, Europe, and Asia.

For additional information on Incyte, please visit Incyte.com.

Forward-Looking Statements

Except for the historical information set forth herein, the matters set forth in this release contain predictions, estimates and other forward-looking statements, including any discussion of the following: the future outlook of our business, the strength of Incyte’s commercial product portfolio and clinical development pipeline, Incyte’s long-term value and potential for growth, our ability to do the stock repurchase while also preserving the flexibility to further add to the potential growth of our business, and statements about the expected tender offer, including the value of shares that we expect to purchase in the tender offer and whether we actually consummate the tender offer and the stock purchase from the Baker Entities.

These forward-looking statements are based on Incyte’s current expectations and subject to risks and uncertainties that may cause actual results to differ materially, including unanticipated developments in and risks related to: the acceptance of Incyte’s products and the products of Incyte’s collaboration partners in the marketplace; market competition; unexpected variations in the demand for Incyte’s products and the products of Incyte’s collaboration partners; the effects of announced or unexpected price regulation or limitations on reimbursement or coverage for Incyte’s products and the products of Incyte’s collaboration partners; sales, marketing, manufacturing and distribution requirements, including Incyte’s and its collaboration partners’ ability to successfully commercialize and build commercial infrastructure for newly approved products and any additional products that become approved; greater than expected expenses, including expenses relating to litigation or strategic activities; further research and development and the results of clinical trials possibly being unsuccessful or insufficient to meet applicable regulatory standards or warrant continued development; the ability to enroll sufficient numbers of subjects in clinical trials and the ability to enroll subjects in accordance with planned schedules; determinations made by the FDA, EMA, and other regulatory agencies; Incyte’s dependence on its relationships with and changes in the plans of its collaboration partners; developments or changes in economic or market conditions; developments or changes in the securities markets, and other risks detailed in Incyte’s reports filed with the Securities and Exchange Commission, including its quarterly report on Form 10-Q for the quarter ended March 31, 2024. Incyte disclaims any intent or obligation to update these forward-looking statements.

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Contacts

Media	Investors
media@incyte.com	ir@incyte.com

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